

Mail Stop 7010

February 6, 2007

Michelle Maresova
President
Greenleaf Forest Products, Inc.
1611 Gate Creek Drive
Pearland, TX 77581

Re: Greenleaf Forest Products, Inc.
Amendment No. 2 to Registration Statement on Form SB-2
Filed January 22, 2007
File No. 333-137920

Dear Ms. Maresova:

We have reviewed your filing and have the following comments.

1.   Amendment No. 2 and the related exhibits were incorrectly filed on EDGAR. Please refile using the correct references.

2.   We note your response to comment 1 in our letter dated January 4, 2007. Based on the prior history of Gary Wolff and Pinewood Imports Ltd., please disclose in the risk factors section that the company may be acquired by a blank check company in the near future. Alternatively, please tell us why you do not believe this is a material risk to the company.

3.   Please provide us your legal analysis as to whether or not Gary Wolff or Jonathan Rich are promoters of the company.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Brigitte Lippmann at (202) 551-3713 or in her absence, Lesli Sheppard at (202) 551-3708 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Gary B. Wolff, Esq.
        Gary B. Wolff, P.C.
        805 Third Avenue
        New York, NY 10022